UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Cowlitz Bancorporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

223767

(CUSIP Number)

Jeffery D. Gow 11624 S.E. 5th Street, Suite 200 Bellevue, WA 98005 (425) 586-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 223767
1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only). Crescent Capital VI, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,508,360*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,508,360*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,508,360*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 29.4%**
14	Type of Reporting Person (See Instructions) OO

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 1,508,360 shares of the Issuer’s Common Stock. Steve Wasson individually owns 1,000 shares  of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 5,133,945 shares of Common Stock outstanding as of September 21, 2009, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on September 22, 2009.

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CUSIP No. 223767
1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only). Jeffery D. Gow
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,508,360*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,508,360*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,508,360*
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented By Amount In Row (11) 29.4%**
14	Type Of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 1,508,360 shares of the Issuer’s Common Stock.  Steve Wasson individually owns 1,000 shares of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 5,133,945 shares of Common Stock outstanding as of September 21, 2009, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on September 22, 2009.

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CUSIP No. 223767
1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only). Steve Wasson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,000*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,000*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000*
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented By Amount In Row (11) 0.0%**
14	Type Of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 1,508,360  shares of the Issuer’s Common Stock.  Steve Wasson individually owns 1,000 shares   of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 5,133,945 shares of Common Stock outstanding as of September 21, 2009, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on September 22, 2009.

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Explanatory Note

This Schedule 13D, as amended (“Schedule 13D”), relates to shares of Common Stock, no par value  (“Common Stock”), of Cowlitz Bancorporation, a Washington corporation (the “Issuer”).  This statement is being filed by Crescent Capital VI, L.L.C., a limited liability company organized under the laws of the State of Washington (“Crescent”), Jeffery D. Gow, an individual (“Gow”), and Steve Wasson, an individual (“Wasson”).  Crescent, Gow, and Wasson are hereinafter sometimes referred to together as the “Reporting Persons”.

Item 4.

Purpose of Transaction

By letter dated November 16, 2009, Crescent informed the Board of Directors of the Issuer that Crescent was withdrawing its nominees for election to the Board of Directors of the Issuer and that Crescent would not solicit proxies at the annual or special meeting of shareholders.  A copy of the letter is attached as Exhibit 99.9.

Depending upon market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons intend to sell securities of the Issuer in the open market or in private transactions.  As a result, the Reporting Persons no longer have the intention of controlling Cowlitz.

The Reporting Persons may monitor developments at the Issuer and may communicate with members of the board of directors and management of the Issuer relating to such matters that the Reporting Persons deem relevant to their investment in the Issuer.

Item 7.

Material to Be Filed as Exhibits

Exhibit No.	Description
99.1

Name, business address and present principal occupation of each executive officer or person controlling Crescent Capital VI, L.L.C. (incorporated herein by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 1, 2006)

99.2

Form of Salomon Smith Barney Client Agreement (incorporated herein by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on January 22, 2004)

99.3

Dates and prices of purchases of Common Stock (incorporated herein by reference to Exhibit 99.3 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on May 4, 2007)

99.4	Joint Filing Agreement dated May 4, 2007 (incorporated herein by reference to Exhibit 99.4 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on May 4, 2007)
99.5

Letter delivered by Crescent Capital VI, LLC to Issuer on July 27, 2007 (incorporated herein by reference to Exhibit 99.5 to the Reporting Persons’ Schedule 13D, Amendment No. 1, filed with the Securities and Exchange Commission on July 7, 2007)

99.6

Letter delivered by Crescent Capital VI, LLC to Issuer on May 9, 2008 (incorporated herein by reference to Exhibit 99.6 to the Reporting Persons’ Schedule 13D, Amendment No. 2, filed with the Securities and Exchange Commission on May 9, 2008)

99.7

Letter from Crescent Capital VI, LLC to Phillip S. Rowley, Chairman, Cowlitz Bancorporation, dated April 9, 2009 (incorporated herein by reference to Exhibit 99.7 to the Reporting Persons’ Schedule 13D, Amendment No. 10 filed with the Securities and Exchange Commission on April __, 2009)

99.8

Letter agreement from Cowlitz Bancorporation to Crescent Capital VI, LLC dated May 26, 2009 re: nondisclosure and standstill agreements (incorporated herein by reference to Exhibit 99.8 to the Reporting Persons’ Schedule 13D, Amendment No. 12 filed with the Securities and Exchange Commission on June 2, 2009)

99.9	Letter to Cowlitz Bancorporation from Crescent Capital VI, LLC dated November 16, 2009 re: withdrawal of nominees for board of directors and termination of proxy solicitation

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Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2009
Crescent Capital VI, L.L.C.

	By:	/s/ Jeffery D. Gow
Name: Jeffery D. Gow
Title: Managing Member

/s/ Jeffery D. Gow
Jeffery D. Gow

/s/ Steve Wasson
Steve Wasson

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